CERTIFICATE OF QUALIFIED PERSON

Kevin Murray, P.Eng.

I, Kevin Murray, P.Eng., certify that:

1. I am employed as a Principal Process Engineer with Ausenco Engineering Canada ULC, (Ausenco), with an office address of 1050 West Pender, Suite 1200, Vancouver, BC, V6E 3S7.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from University of New Brunswick with a Bachelor of Science in Chemical Engineering in 1995.

4. I am a member in good standing of Engineers and Geoscientists British Columbia (No. 32350), Northwest Territories Association of Professional Engineers and Geoscientists (No. L4940) and Association of Professional Engineers and Geoscientists of Saskatchewan (No. 82404).

5. I have practiced my profession continuously for 25 years. I have been directly involved in all levels of engineering studies from preliminary economic assessments (PEAs) to feasibility studies. I have led preliminary test work design, test work analysis and flowsheet development as well involvement in detailed design and commissioning. I have also developed operating cost estimates and contributed to and reviewed capital cost estimates. I have been involved with gold flotation concentrate production studies including Skeena's Eskay Creek and Seabridge Gold's Courageous Lake projects.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have not visited the Panuco Project site.

8. I am responsible for Sections 1.1, 1.10, 1.14, 1.15.1, 1.18, 1.19, 1.20, 1.21, 2.1, 2.2, 2.3, 2.5, 2.6, 2.7, 13, 17, 18.1-18.6.2, 18.6.4, 18.7, 18.8, 19, 21.1-21.2.2.4, 21.2.4-21.3.1, 21.3.4, 21.3.5, 22, 24.2, 25.1, 25.5, 25.9-25.10.1, 25.11, 25.13-25.15, 25.16.1.2, 25.16.1.5, 25.16.1.9, 25.16.2.2, 25.16.2.5, 26.1, 26.3, 26.5 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp as independence is defined in Section 1.5 of NI 43-101.

10. I have not been previously involved with the Panuco Project.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

/s/ Kevin Murray
Kevin Murray, P.Eng.